Exhibit 99.1

股权转让协议

Equity Transfer Agreement

转让方：                      （以下简称甲方）

Transferor: (hereinafter referred to as “Party A”)

证件及号码：

Credential No.:

住所：

Address:

受让方：亿家快服（平潭）科技有限公司                              （以下简称乙方）

Transferee: E-Home Household Service Technology Co., Ltd (hereinafter referred to as “Party B”)

证件及号码：统一社会信用代码

Credential No.: Unified Social Credit Code

住所：福州市平潭县潭城镇豪香御景花园15栋B座二层

Domicile: 2/F, Block B, Building 15, Haoxiang Royal Garden, Tancheng Town, Pingtan County, Fuzhou

本协议由甲方与乙方就[ ]公司的股权转让事宜， 2021年 月 日在福建省福州市平潭县岚城乡中湖村银华新庄（地号：65-1020-8）订立。

This Agreement is entered into by and between Party A and Party B on [    ], 2021 at Yinhua Xinzhuang, Zhonghu Village, Lancheng Town, Pingtan County, Fuzhou City, Fujian Province with respect to the equity transfer of [    ].

甲乙双方本着自愿、平等、公平、诚实信用的原则，经协商一致，达成如下协议：

Party A and Party B, in accordance with the principle of voluntariness, equality, fairness, honesty and credibility, have reached a consensus through consultation and reached the following agreement:

第一条 股权转让价格

Article 1 Transfer Price

甲方同意将持有[    ] 100%的股权（认缴出资额 [    ]万元人民币）以0万元人民币转让给乙方，乙方同意按此价格及金额购买该股权。

Party A agrees to transfer 100% equity interests in [   ] (with a subscribed capital subscription of RMB [    ]) to Party B for RMB0, and Party B agrees to purchase the equity interest at such price and amount.

第二条 保证

Article 2 Warranties

１、甲方保证所转让给乙方的股权是甲方在[    ] 公司的真实出资，是甲方合法拥有的股权，甲方拥有完全的处分权。甲方保证对所转让的股权，没有设置任何抵押、质押或担保，并免遭任何第三人的追索。否则，由此引起的所有责任，由甲方承担。

1、 Party A warrants that the equity transferred to Party B is the real capital contribution made by Party A in [   ], which is the equity lawfully owned by Party A, and Party A has full right to dispose of the said equity. Party A warrants that there is no mortgage, pledge or security set on the equity to be transferred and such equity is exempt from recourse by any third party. Otherwise, all liability arising therefrom shall be borne by Party A.

２、甲方转让其股权后，其在[   ]公司原享有的权利和应承担的义务，随股权转让而转由乙方享有与承担。

2、 After Party A transfers its equity, its rights and obligations with respect to [   ] shall be transferred to Party B.

３、乙方承认[   ]公司章程，保证按章程规定履行股东的权力、义务和责任。

3、 Party B acknowledges the Articles of Association of [   ] and undertakes to perform the shareholders’ rights, obligations and responsibilities in accordance with the Articles of Association.

第三条 盈亏分担

Article 3 Profits and Losses

公司依法办理变更登记后，乙方即成为[   ]公司的股东，按章程规定分享公司利润与分担亏损。

After the Company completes the change of registered items in accordance with law, Party B shall become the shareholder of [   ] and share the profits and losses of the Company in accordance with the Articles of Association.

第四条 股权转让的费用负担

Article 4 Assumption of Expenses for Equity Transfer

股权转让全部费用（包括手续费、税费等），由甲方承担。

All the expenses for the equity transfer (including handling fees, taxes, etc.) shall be borne by Party A.

第五条 协议的变更与解除

Article 5 Modification and Termination of the Agreement

发生下列情况之一时，可变更或解除协议，但双方必须就此签订书面变更或解除协议。

Upon occurrence of any of the following circumstances, this Agreement can be modified or terminated, provided that both parties shall conclude a written agreement on the modification or termination.

１、由于不可抗力或由于一方当事人虽无过失但无法防止的外因，致使本协议无法履行。

1、 Either party cannot perform this Agreement because of force majeure or unpreventable external cause despite no fault.

２、一方当事人丧失实际履约能力。

2、 Either party loses ability to perform this Agreement.

３、由于一方或双方违约，严重影响了守约方的经济利益，使协议履行成为不必要。

3、 One party or both parties default, severely affect the economic benefits of the other party and make it unnecessary to perform the Agreement.

４、因情况发生变化，经过双方协商同意变更或解除协议。

4、 Upon mutual agreement, this Agreement may be modified or terminated due to a change of circumstances.

第六条 争议的解决

Article 6 Dispute Resolution

１、与本协议有效性、履行、违约及解除等有关争议，各方应友好协商解决。

1、 Any dispute relating to the validity, performance, breach and termination of this Agreement shall be resolved by the parties through friendly consultation.

２、如果协商不成，则任何一方均可申请仲裁或向人民法院起诉。

2、 In case no settlement can be reached through consultation, either party may apply for arbitration or file a lawsuit with the people’s court.

第七条 协议生效的条件和日期

Article 7 Effective Conditions and Date of this Agreement

本协议经转让双方签字后生效。

This Agreement shall come into effect upon the signature of the Parties.

第八条 本协议正本一式四份，甲、乙双方各执一份，报平潭综合实验区行政审批局一份，[   ]公司存一份，均具有同等法律效力。

Article 8 This Agreement is made in four originals, with each party of this agreement holding one copy and submitting one copy to the Administrative Examination and Approval Bureau of Pingtan Comprehensive Experimental Area and [   ] shall keep one copy, all of which are of the same legal effect.

甲方（签字或盖章）：	乙方（签字或盖章）：
Party A (Signature or Seal):	Party B (Signature or Seal):

年 月 日
Date:

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